Exhibit 99.2

Notice of Guaranteed Delivery

Offer to Exchange Up to 1,451,158 Shares of Common Stock
of
AMERICAN INDEPENDENCE CORP.
for
Shares of Independence Holding Company Common Stock
by
INDEPENDENCE HOLDING COMPANY
at an Exchange Ratio of One Share of American Independence Corp. Common Stock for 0.667 Shares of Independence Holding Company Common Stock

Pursuant to the Prospectus dated , 2011

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON , 2011, UNLESS THE OFFER IS EXTENDED.

The exchange agent for the offer is:

Broadridge Corporate Issuer Solutions, Inc.

By Mail:	*By Facsimile Transmission (for eligible institutions only):*	*By Hand:*
Broadridge Corporate Issuer Solutions, Inc. Attn: Corporate Actions 44 W. Lancaster Ave Ardmore, PA 19003	(610) 649-7302 *To Confirm Via Phone:* *(for eligible institutions only):* (610) 649-7300	Broadridge Corporate Issuer Solutions, Inc. Attn: Corporate Actions 44 W. Lancaster Ave Ardmore, PA 19003

This Notice of Guaranteed Delivery, or a form substantially equivalent to this form, must be used to accept the Offer (as defined below) if certificates evidencing shares of common stock (the "AMIC Shares") of American Independence Corp, a Delaware corporation ("AMIC"), are not immediately available, or if the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach Broadridge Corporate Issuer Solutions, Inc. (the "Exchange Agent") prior to the expiration date (as defined in the Prospectus, dated , 2011 (the "Prospectus")). This Notice of Guaranteed Delivery may be delivered by hand, overnight courier, facsimile transmission or mail to the Exchange Agent. See "The Offer—Guaranteed Delivery" in the Prospectus.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE TRANSMISSION TO A NUMBER OTHER THAN AS LISTED ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON A LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN "ELIGIBLE GUARANTOR INSTITUTION" UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE GUARANTEE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX ON THE LETTER OF TRANSMITTAL.

THE ELIGIBLE INSTITUTION THAT COMPLETES THIS FORM MUST COMMUNICATE THE GUARANTEE TO THE EXCHANGE AGENT AND MUST DELIVER THE LETTER OF TRANSMITTAL, CERTIFICATES FOR AMIC SHARES AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT WITHIN THE PERIOD SHOWN HEREIN. FAILURE TO DO SO COULD RESULT IN A FINANCIAL LOSS TO SUCH ELIGIBLE INSTITUTION.

Ladies and Gentlemen:

The undersigned hereby tenders to Independence Holding Company, an Delaware corporation ("IHC"), upon the terms and subject to the conditions set forth in the Prospectus, dated, 2011, and the related Letter of Transmittal (which together, as amended, supplemented or otherwise modified from time to time, constitute the "Offer"), receipt of which is hereby acknowledged, the number of AMIC Shares set forth below pursuant to the guaranteed delivery procedure set forth in the Prospectus under the caption "The Offer—Guaranteed Delivery".

Number of Shares Tendered: ______________________________

Certificate Numbers (if available): ______________________________

If Shares will be tendered by book-entry transfer:

Name of Tendering Institution: ______________________________

Account Number: ______________________________

Name(s) of Record Holder(s): ______________________________

(Please Print)

Address(es): ______________________________

(Include Zip Code)

Area Code and Telephone Number(s): ______________________________

SIGN HERE:

____

(Signature(s))

Date: ______________________________

THE GUARANTEE BELOW MUST BE COMPLETED.

GUARANTEE
(Not to Be Used for Signature Guarantees)

The undersigned, a firm which is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc. or any other "eligible guarantor institution" (as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended), guarantees (a) that the above named person(s) "own(s)" the AMIC Shares tendered hereby within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended, (b) that such tender of AMIC Shares complies with Rule 14e-4 and (c) delivery to the Exchange Agent of the AMIC Shares tendered hereby, in proper form for transfer, or a book-entry confirmation, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees, or an agent's message (as defined in the Prospectus) in the case of a book-entry delivery, and any other required documents within three trading days of the date hereof.

The eligible guarantor institution that completes this form must communicate the guarantee to the Exchange Agent and must deliver the Letter of Transmittal, certificates for AMIC Shares and all other required documents to the Exchange Agent within the time period shown herein. Failure to do so could result in a financial loss to such eligible guarantor institution.

____
(Name of Firm)

____
(Authorized Signature)

____
(Name)

____
(Title)

____
(Address)

____
(Zip Code)

____
(Area Code and Telephone Number)

Dated: ____

DO NOT SEND SHARE CERTIFICATES WITH THIS NOTICE OF GUARANTEED DELIVERY. SHARE CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.